Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports, dated September 18, 2020, with respect to the financial statements and financial highlights of PGIM Core Conservative Bond Fund, PGIM TIPS Fund, PGIM QMA US Broad Market Index Fund, PGIM QMA Mid-Cap Core Equity Fund, PGIM Jennison Small-Cap Core Equity Fund, and the consolidated financial statements and consolidated financial highlights of PGIM QMA Commodity Strategies Fund, each a series of Prudential Investment Portfolios 2, as of July 31, 2020, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectus and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

September 27, 2021